Exhibit 5.1

Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com

_______________, 2010

Dehaier Medical Systems Limited

1223 Epoch Center

No. 31 Zi Zhu Yuan Road

Haidian District

Beijing 100089

People’s Republic of China

Re:	Dehaier Medical Systems Limited

Dear Sir:

We have acted as Virginia counsel for Dehaier Medical Systems Limited, a British Virgin Islands corporation (the “Company”), in connection with the preparation and filing of the Company’s registration statement on Form S-1 (Registration No. 333-163041) and all amendments thereto (as amended, the “Registration Statement”), as originally filed with the Securities and Exchange Commission (the “Commission”) on November 11, 2009. The Registration Statement relates to the offering (the “Offering”) of (i) up to 1,650,000 of the Company’s common shares, $0.002731 par value per share (the “Shares”) (including up to 150,000 Shares underlying placement agent warrants issued to the placement agent in connection with the offering (the “Placement Agent Warrants”), and (ii) up to 150,000 Placement Agent Warrants exercisable to purchase one Share each.

In connection with this opinion, we have examined the Registration Statement and the prospectus contained therein (the “Prospectus”), the Company’s Articles and Memorandum of Association, as amended to date, and the originals, or copies certified to our satisfaction, of such records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinions expressed below (collectively, the “Documents”). We are relying (without any independent investigation thereof) upon the truth and accuracy of the statements, covenants, representations and warranties set forth in the Documents. In addition, for all purposes of this opinion, we have assumed that the placement agreement pursuant to which the Shares and Placement Agent Warrants offered in this Offering will be sold (the “Placement Agreement”) will be duly executed and delivered and will be a valid and binding agreement of the parties thereto in accordance with its terms.

The following opinion is given only as to matters of Virginia law, and we express no opinion with respect to any matters governed by or construed in accordance with the laws of any jurisdiction other than the Commonwealth of Virginia. We have assumed that there is nothing under any law (other than the laws of the Commonwealth of Virginia) which would affect or vary the following opinion.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Placement Agent Warrants issued pursuant to the Placement Agreement in connection with this Offering are legal, binding obligations of the Company under Virginia law.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Sincerely,

Kaufman & Canoles, P.C.